Exhibit 13.9

Friday, September 3, 2019 at 4:16:59 PM Eastern Daylight Time

Subject:	Clarification from Monogram Orthopaedics - June 20th HealthTech Webinar
Date:	Friday, September 3, 2019 at 4:16:26 PM Eastern Daylight Time
From:	Nicholas Pinto

Hi there,

On Thursday, June 20th, you attended the “HealthTech Investor Webinar” that featured three healthtech startups raising on SeedInvest. One of the companies featured was Monogram Orthopaedics.

Upon reflection, it came to the company’s attention that during its Q&A session, some of its statements about anticipated timelines could lead to possible confusion.

Monogram would like to clarify to all attendees of the webinar that the anticipated timeline for bringing its product to market through the FDA approval process is dependent on securing sufficient funding to pursue an FDA approval through its Regulation A+ offering. It could take up to a year to secure sufficient funding, if it is able to secure sufficient funding at all. Only once the company has raised sufficient funds to pursue an FDA approval (which the company has determined to be a minimum of $7 million) the company believes that it is not impossible that it could potentially go to market within 2 to 3 years. The company would like to emphasize that this is a highly optimistic scenario and should not be considered a forecast or expectation for consideration of the investment opportunity. The scenario that should be considered for investment consideration is the one that is described in Monogram’s Offering Circular, which would likely require four years after raising sufficient funds to achieve FDA approval and then revenues within a year of FDA approval. Notably any and all forecasts are pursuant to raising sufficient funding to pursue an FDA approval, which could take up to a year if successfully raised at all.

Please note that the FDA approval process is highly uncertain and a major risk factor for the company.

For additional information, please review the company’s preliminary offering circular available here.

Best,

Nick

Monogram Orthopaedics Inc is accepting reservations for an Offering under Tier II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (the “Commission”) and approval of any other required government or regulatory agency. A reservation is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Statement that has been qualified by the Commission. A Preliminary Offering Circular that forms a part of the Offering Statement has been filed with the Commission, a copy of which may be obtained from Monogram Orthopaedics Inc: https://www.seedinvest.com/monogram

Nicholas Pinto

Senior Associate

SeedInvest

116 W Houston St, 6th floor

New York, NY 10012

nicholaspinto@seedinvest.com | www.circle.com/seedinvest

Copyright © 2019 Circle Internet Financial Limited (“Circle”), All rights reserved. This communication is intended solely for the use of the individual(s) to whom it was intended to be addressed. If you are not the intended recipient of this message you are hereby notified that any review, dissemination, distribution or copying of this message is strictly prohibited. This communication is for information purposes only and should not be regarded as a recommendation of, or an offer to sell or as a solicitation of an offer to buy, any financial product. Investments are offered only via definitive transaction documents and any potential investor should read such documents carefully, including all risks, before investing. Startup investments involve a high degree of risk and those investors who cannot hold an investment for the long term (at least 5-7 years) or afford to lose their entire investment should not invest in startups. All securities-related activity is conducted by SI Securities, LLC, an affiliate of Circle, and a registered broker-dealer, and member FINRA/SIPC, located at 116 W Houston Street, 6th Floor, New York, NY 10012. To learn more about investing in startups and its risks visit www.seedinvest.com/academy.

Page 1 of 1